SUBJECT TO COMPLETION, DATED MARCH 16, 2017

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-209421

Prospectus Supplement To Prospectus dated February 8, 2016

United Mexican States

U.S. $             % Global Notes due 2027

The notes will mature on March     , 2027. Mexico will pay interest on the notes on March             and September             of each year, commencing September     , 2017. Mexico may redeem the notes, in whole or in part, before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will be issued under an indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 17 of the accompanying prospectus dated February 8, 2016, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per note		%		%		%
Total	U.S. $		U.S. $		U.S. $

(1)	Plus accrued interest, if any, from March , 2017 to the date of settlement, which is expected to be March , 2017.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about March , 2017.

Joint Bookrunners

Barclays	Deutsche Bank Securities	J.P. Morgan

March     , 2017

Prospectus Supplement

About This Prospectus Supplement	S-3
Forward-Looking Statements	S-4
Use of Proceeds	S-5
Summary	S-6
Description of the Notes	S-10
Recent Developments	S-12
Plan of Distribution (Conflicts of Interest)	S-27

Prospectus

About this Prospectus	1
Forward-Looking Statements	1
Data Dissemination	2
Use of Proceeds	2
Risk Factors	3
Description of the Securities	6
Taxation	26
Plan of Distribution	33
Official Statements	41
Validity of the Securities	43
Authorized Representative	44
Where You Can Find More Information	44
Glossary	46

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated February 8, 2016, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information, and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•	Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•	Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $            , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $            . Mexico intends to use the net proceeds of the sale of the notes, (i) in part, for refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico, from time to time, including to pay the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to a tender offer (the “Tender Offer”), on the terms and subject to the conditions set forth in the offer to purchase, dated March     , 2017 (the “Offer to Purchase”); (ii) in part, to redeem part or all of its outstanding 5.950% Global Notes due March 2019 (the “2019 notes”); and (iii) in part, for the general purposes of the Government of Mexico. The outstanding principal amount of the 2019 notes, which are scheduled to mature in March 2019, is approximately U.S. $1,643,518,000, and Mexico plans to give a notice of redemption pursuant to the provisions of the 2019 notes promptly following the pricing of the offering of the notes. The underwriters of this offering are acting as joint dealer managers for the Tender Offer. None of the underwriters shall have any responsibility for the application of the net proceeds of the notes.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	U.S. $

Issue Price	%, plus accrued interest, if any, from March , 2017

Issue Date	March , 2017

Maturity Date	March , 2027

Specified Currency	U.S. dollars (U.S. $)

Authorized Denominations	U.S. $200,000 and integral multiples of U.S. $1,000 in excess thereof

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg

Interest Rate	% per annum, accruing from March , 2017

Interest Payment Date	Semi-annually on March and September of each year, commencing on September , 2017

Regular Record Date	March and September of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption	Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of the notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus basis points, over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation (as defined below) or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC or their affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as defined below) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m., New York time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Underwriters	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Purchase Price	%, plus accrued interest, if any, from March , 2017

Method of Payment	Wire transfer of immediately available funds to an account designated by Mexico.

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes.

Securities Codes

CUSIP:	91087B AC4

ISIN:	US91087BAC46

Common Code:

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	KBL European Private Bankers S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Further Issues	Mexico may from time to time, without the consent of holders of the notes, create and issue notes having the same terms and conditions as the notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes of the series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 17 of the accompanying prospectus dated February 8, 2016.

Conflicts of Interest	As described in the “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of Barclays Capital Inc., Deutsche Bank Securities Inc. or J.P. Morgan Securities LLC may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

Stabilization	In connection with issues of notes, Deutsche Bank Securities Inc. (the “stabilizing underwriter”) or any person acting for the stabilizing underwriter may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation of the stabilizing underwriter or any agent of the stabilizing underwriter to do this. Any such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the Notes

The notes will:

•	be issued on or about March , 2017 in an aggregate principal amount of U.S. $ ;

•	mature on March , 2027;

•	bear interest at a rate of % per year, commencing on March , 2017 and ending on the maturity date. Interest on the notes will be payable semi-annually on March and September of each year, commencing on September , 2017;

•	pay interest to the persons in whose names the notes are registered at the close of business on March and September preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•	rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable before maturity; and

•	contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities – Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2015 (the 2015 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2015 Form 18-K, you should rely on the information in this section.

United Mexican States

New U.S. Administration

Changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could create uncertainty in the international markets and could have a negative impact on the Mexican economy. Economic conditions in Mexico and the value of securities issued by Mexico may be affected by economic and market conditions in the United States. This correlation is due, in part, to the high level of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement (“NAFTA”), as well as physical proximity.

Following the U.S. elections in November 2016 and the change in the U.S. administration, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy, particularly including trade and migration. Changes in U.S. policy could have an adverse effect on the Mexican economy and public finances. In particular, the U.S. administration has raised the possibility of re-negotiating NAFTA. It has also raised the possibility of taking various forms of action in the area of trade, tariffs, immigration and taxation that could affect Mexico. Because the Mexican economy is closely tied to the U.S. economy, the re-negotiation of NAFTA, or other U.S. policies that may be adopted by the new U.S. administration, may adversely affect economic conditions in Mexico. U.S. immigration policies could also affect trade and other relations between Mexico and the U.S. and have other consequences for Mexican Government policies. These factors could have an impact on Mexico’s gross domestic product (“GDP”) growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation, and the Mexican economy generally.

Form of Government

On January 4, 2017, Luis Videgaray was appointed as the Secretary of Foreign Affairs of Mexico by President Enrique Peña Nieto. Mr. Videgaray previously served as the Secretary of Finance and Public Credit of the Ministry of Finance and Public Credit of Mexico from 2012 to 2016.

Legal and Political Reforms

Consistent with the National Development Plan, on January 9, 2017, the Government announced that it signed the Acuerdo para el Fortalecimiento Económico y la Protección de la Economía Familiar (Agreement for Economic Strengthening and Protection of the Economy of the Family). This agreement aims to strengthen the domestic market in Mexico with a focus on protecting the economic well-being of Mexican families, increasing investment and maintaining job creation, economic growth and competitiveness.

Environment

On November 4, 2016, the Paris Agreement entered into force. As part of Mexico’s commitment to comply with the terms of the Paris Agreement, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) presented Mexico’s strategy to reduce greenhouse gas emissions through 2050 during a Meeting of the Parties to the Paris Agreement on November 17, 2016.

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

Table No. 1—Real GDP by Sector in Billions of Constant Pesos(1)

	2015		2016(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	432.6	Ps.	450.4
Secondary Activities:
Mining		964.6		902.9
Utilities		324.9		335.6
Construction		1,035.2		1,054.1
Manufacturing		2,373.7		2,404.6
Tertiary Activities:
Wholesale and retail trade		2,219.6		2,273.3
Transportation and warehousing		835.8		859.2
Information		489.4		538.6
Finance and insurance		643.6		693.1
Real estate, rental and leasing		1,676.8		1,708.0
Professional, scientific and technical services		312.2		334.0
Management of companies and enterprises		88.0		92.1
Administrative and support and waste management and remediation services		435.1		452.7
Education services		496.2		501.3
Health care and social assistance		259.7		263.0
Arts, entertainment and recreation		61.9		65.5
Accommodation and food services		303.8		315.2
Other services (except public administration)		287.8		304.5
Public administration		509.6		509.8

Gross value added at basic values		13,750.5		14,058.0
Taxes on products, net of subsidies		385.0		402.9

GDP	Ps	14,135.5	Ps	14,461.0

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 2—Real GDP Growth by Sector

(% change against prior years)(1)

	2015	2016(2)
GDP (constant 2008 prices)	2.6%	2.4%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	1.5	4.1
Secondary Activities:
Mining	(4.6)	(6.4)
Utilities	2.3	3.3
Construction	2.5	1.8
Manufacturing	2.5	1.3
Tertiary Activities:
Wholesale and retail trade	4.7	2.4
Transportation and warehousing	4.3	2.8
Information	7.8	10.1
Finance and insurance	4.3	7.7
Real estate, rental and leasing	2.5	1.9
Professional, scientific and technical services	4.2	7.0
Management of companies and enterprises	3.5	4.7
Administrative support, waste management and remediation services	1.2	4.1
Education services	0.0	1.0
Health care and social assistance	(2.3)	1.3
Arts, entertainment and recreation	3.8	5.7
Accommodation and food services	5.8	3.8
Other services (except public administration)	2.7	5.8
Public administration	2.7	0.0

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.4% in real terms during 2016 as compared to 2015. This increase was due to an increase of 4.1% in the primary activities sector as well as important increases in some tertiary activities such as 10.1% in information, 7.7% in finance and insurance, 7.0% in professional, scientific and technical services and 5.8% in other services (except public administration). Such increases compensated for the 6.4% decrease in the mining sector, the only sector that contracted in 2016.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.5% as of December 31, 2016, a 0.7% decrease from the rate registered on December 31, 2015. As of December 31, 2016, the economically active population in Mexico 15 years of age or older consisted of 54.0 million individuals.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in constant 2008 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 3—Industrial Manufacturing Output Differential by Sector

(in billions of pesos(1) and percent change against prior year(2))

	2015(3)		2015(3)	2016(3)		2016(3)
Food	Ps.	494.8	2.0%	Ps.	507.7	4.7%
Beverage and tobacco products		121.6	9.8		128.1	4.1
Textile mills		16.7	3.0		16.6	(3.1)
Textile product mills		14.3	2.3		14.9	7.7
Apparel		58.0	19.2		56.8	(8.4)
Leather and allied products		18.2	4.0		17.9	0.5
Wood products		23.4	0.6		22.2	0.1
Paper		47.7	3.3		49.3	2.2
Printing and related support activities		15.6	6.2		15.1	(2.7)
Petroleum and coal products		72.0	1.7		63.9	(25.6)
Chemicals		250.0	(1.7)		243.1	(5.8)
Plastics and rubber products		70.3	4.5		72.5	1.6
Nonmetallic mineral products		119.1	3.3		122.5	4.9
Primary metals		159.6	(7.6)		164.7	7.8
Fabricated metal products		78.8	2.7		81.4	8.6
Machinery		94.6	(2.0)		97.8	9.4
Computers and electronic products		109.5	9.8		116.2	5.8
Electrical equipment, appliances and components		73.3	7.1		75.9	4.7
Transportation equipment		455.4	8.9		456.3	3.6
Furniture and related products		28.4	(20.6)		27.4	(9.4)
Miscellaneous		52.6	6.0		54.3	(9.4)
Total expansion/contraction	Ps.	2,373.7	3.1	Ps.	2,404.6	1.8

(1)	Constant pesos with purchasing power as of December 31, 2008.
(2)	Percent change reflects differential in constant 2008 pesos.
(3)	Preliminary figures.

Source: INEGI

Petroleum and Petrochemicals

On August 11, 2014, secondary legislation opened the bidding processes to Mexican and non-Mexican investors for participation in the exploration, production and transportation of oil and gas. On November 14, 2016, the Ministry of Energy initiated the second round of bidding for several areas for exploration and extraction of hydrocarbons in terrestrial fields. On December 5, 2016, the Ministry of Energy announced the award of eight contracts for the exploration and extraction of hydrocarbons from the waters of the Gulf of Mexico corresponding to a request for proposals pursuant to the first round of bidding.

Financial System

Monetary Policy, Inflation and Interest Rates

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2015 Form 18-K.

	Table No. 4—Money Supply December 31,
	2015		2016(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,088,016	Ps.	1,263,001
Checking deposits
In domestic currency		1,301,904		1,475,985
In foreign currency		333,094		469,185
Interest-bearing peso deposits		614,312		648,032
Savings and loan deposits		14,560		16,614

Total M1	Ps.	3,351,975	Ps.	3,872,817

M4	Ps.	13,858,271	Ps.	14,969,884

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

During 2016, consumer inflation was 3.4%, which was above the 3.0% target inflation for the year and 1.3 percentage points higher than the 2.1% consumer inflation for 2015. According to Banco de México, inflation was in the higher range of the expected deviation (+/-1.0%) from the 3.0% target due mostly to a depreciation in the Mexican peso given the complicated external environment after the presidential elections in the United States and inflation associated with the price increases in some agricultural products as well as in certain energy products, as was the case with gasoline in the northern border.

The Mexican Government has announced that it will gradually remove price controls on gasoline and diesel over the course of 2017 and 2018 as part of the liberalization of fuel prices in Mexico. On December 27, 2016, the Ministry of Finance and Public Credit announced an increase, effective January 1, 2017, in the maximum gasoline and diesel prices to be applied in certain regions of Mexico, which caused an increase of gasoline prices of up to 20% in those areas. The removal of price controls and the resulting price increases have led to widespread protests across Mexico. Mexico cannot predict the effect of changes in gasoline and diesel prices, and any related political and social unrest, on the Mexican economy or whether the Mexican Government may alter its strategy for price liberalization in the future.

The following table shows, in percentage terms, the changes in price indices and annual increases in minimum wage for the periods indicated. For additional information on Mexico’s minimum wage policy, see “The Economy – Employment and Labor” in the 2015 Form 18-K.

Table No. 5 – Changes in Price Indices

	National Producer Price Index(1)(2)(3)	National Consumer Price Index(1)	Increase in Minimum Wage
2015	2.8	2.1	6.9
2016	8.5	3.4	4.2
2017
January	9.8	4.7	9.6
February	9.5	4.9	–

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2016-2017.

Sources: INEGI; Ministry of Labor.

As a result of a volatile external environment, inflation expectations increased, especially in the short-term. In order to prevent contamination to the price formation process in the economy, anchor inflation expectations and strengthen the inflation convergence to its target, Banco de México decided to increase the target for the Overnight Interbank Interest Rate by 50 basis points in each of its decisions of November 2016, December 2016 and February 2017, reaching a level of 6.25 percent on February 9, 2017. Banco de México seeks to prevent second round effects on inflation and to maintain medium and long-term inflation expectations anchored.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated. The Cetes, CPP and TIIE are described in “Financial System—Monetary Policy, Inflation and Interest Rates—Interest Rates” in the 2015 Form 18-K.

Table No. 6—Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2015:
January-June	2.9	3.0	2.2	3.3	3.3
July-December	3.1	3.2	2.1	3.3	3.4
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January	5.8	6.3	3.6	6.1	6.3
February	6.1	6.4	3.7	6.4	6.6

Source: Banco de México.

During 2016, interest rates on 28-day Cetes averaged 4.2%, as compared to 3.0% during 2015. Interest rates on 91-day Cetes averaged 4.4%, as compared to 3.1% during 2015.

On March 9, 2017, the 28-day Cetes rate was 6.3% and the 91-day Cetes rate was 6.5%.

Exchange Controls and Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 7—Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average
2015	17.2487	15.8680
2016	20.6194	18.6908
2017
January	20.7908	21.3853
February	19.9957	20.2905

Source: Banco de México.

On March 15, 2017, the peso/dollar exchange rate closed at Ps. 19.5803 = U.S. $1.00, a 5.2% appreciation in dollar terms as compared to the rate on December 31, 2016. The peso/U.S. dollar exchange rate announced by Banco de México on March 14, 2017 (which took effect on the second business day thereafter) was Ps. 19.6880 = U.S. $1.00.

The value of the Mexican peso has been under increased pressure since the U.S. election in November 2016. On February 21, 2017, the Foreign Exchange Commission announced that Banco de México would implement a program auctioning up to U.S. $20 billion in foreign exchange hedges due to the Mexican peso’s volatility against the U.S. dollar. The aim of the program is to support the peso without utilizing Banco de México’s international reserves.

Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty five most actively traded shares.

At March 14, 2017, the IPC stood at 47,088.0 points, representing a 3.2% increase from the level at December 30, 2016.

Foreign Trade and Balance of Payments

Foreign Trade

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 8—Exports and Imports

	2015	2016(1)
Merchandise exports (f.o.b.)
Oil and oil products	$23,172.9	$18,742.7
Crude oil	18,524.4	15,499.9
Other	4,648.5	3,242.8
Non-oil products	357,450.1	355,186.9
Agricultural	12,970.6	14,742.9
Mining	4,504.5	4,368.3
Manufactured goods(2)	339,974.9	336,075.8
Total merchandise exports	380,623.0	373,929.6
Merchandise imports (f.o.b.)
Consumer goods	56,279.4	51,950.3
Intermediate goods(2)	297,253.4	294,994.4
Capital goods	41,699.7	40,119.8
Total merchandise imports	395,232.4	387,064.5
Trade balance	$(14,609.4)	$(13,134.9)

Average price of Mexican oil mix(3)	$43.1	$35.6

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

During 2016, total merchandise exports decreased by 1.8% as compared to 2015 while total merchandise imports decreased by 2.1%. The trade balance for 2016 registered a deficit of U.S. $13.1 billion as compared to the U.S. $14.6 billion deficit registered in 2015. This deficit was a result of the combination of a decrease in both merchandise exports (especially oil and oil products which decreased by 19.1% in nominal terms) and merchandise imports (especially consumer goods which decreased by 7.7% in nominal terms).

On January 20, 2017, Mexico announced the conclusion of the third round of renegotiations of the free trade agreement between Mexico and the European Union. Throughout these discussions, topics included access to goods and services, rules of origin and trade facilitation and barriers, among others. On February 1, 2017 the Secretary of Economy of Mexico and the Trade Commissioner for the European Union agreed to accelerate these negotiations.

On November 14 and 15, 2016, representatives of Mexico and Argentina held the first round of negotiations to expand the scope of the Acuerdo de Complementación Económica No. 6 (Economic Complementation Agreement, or ACE 6).

i.	Trans-Pacific Partnership

On January 23, 2017, the U.S. President signed an Executive Order directing the United States Trade Representative to withdraw the United States as a signatory to the Trans-Pacific Partnership Agreement (TPP), a proposed international trade agreement among twelve Pacific Rim countries, and to permanently withdraw the United States from TPP negotiations. Mexico and other parties are evaluating alternatives following the United States’s decision.

ii.	North American Free Trade Agreement

On February 1, 2017, the Mexican Government began a 90-day consultation with the Senate and private sector on a potential renegotiation of the North American Free Trade Agreement (NAFTA). Renegotiation of NAFTA may greatly affect Mexico’s industries, especially manufacturing and agricultural industries, but it is difficult to predict at this time the impacts of such renegotiation.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 9—Balance of Payments

		2015	20161)
		(in millions of U.S. dollars)
I.	Current account(2)	$(33,346.8)	$(27,858.2)
	Credits	437,056.6	432,562.6
	Merchandise exports (f.o.b.)	380,623.0	373,929.6
	Non-factor services	23,312.6	24,454.2
	Tourism	17,733.7	19,570.8
	Others	5,578.8	4,883.3
	Factor Services	7,915.4	6,798.3
	Interest	2,469.9	2,725.0
	Others	5,445.5	4,073.3
	Transfers	25,205.8	27,380.5
	Debits	470,403.4	460,420.8
	Merchandise imports (f.o.b.)	395,232.4	387,064.5
	Non-factor services	32,094.8	31,707.6
	Insurance and freight	10,048.2	10,451.3
	Tourism	10,098.1	10,226.9
	Others	11,948.5	11,029.4
	Factor services	42,171.0	40,918.3
	Interest	25,864.0	25,967.9
	Others	16,307.0	14,950.4
	Transfers	905.2	730.4
II.	Capital account	36,826.9	35,250.6
	Liabilities	51,235.6	57,461.6
	Loans and deposits	13,193.6	22,682.1
	Development banks	849.5	544.8
	Commercial banks	(3,508.2)	4,165.4
	U.S. Federal Reserve swap facility	0.0	0.0
	Non-financial public sector	15,133.4	19,766.4
	Non-financial private sector	718.9	(1,794.6)
	PIDIREGAS(3)	0.0	0.0
	Foreign investment	38,042.1	34,779.5
	Direct	33,181.3	26,738.6
	Portfolio	4,860.8	8,040.9
	Equity securities	3,601.1	9,517.9
	Debt securities	1,259.8	(1,476.9)
	Assets	(14,408.7)	(22,211.0)
III.	Errors and omissions	(17,565.2)	(8,150.3)
IV.	Change in net international reserves(4)	(16,503.5)	(193.8)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	Since January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

During 2016, Mexico’s current account registered a deficit of U.S. $27.9 billion, as compared to a deficit of U.S. $33.3 billion in 2015, which was the result of a combination of a deficit in the balance of goods and services and a surplus in the balance of transfers. The capital account registered a surplus of U.S. $35.3 billion in 2016, as compared to a surplus of U.S. $36.8 billion in 2015. Foreign direct investment in Mexico totaled U.S. $26.7 billion in 2016, as compared to U.S. $33.2 billion in 2015. This decrease was mainly due to loans and debt reduction between subsidiaries and their parent companies.

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 10—International Reserves and Net International Assets(3)

Year	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of U.S. dollars)
2015	176,735.4	177,628.9
2016(4)	176,541.5	178,056.8
2017(4)
January	174,791.4	176,656.5
February	175,145.4	181,846.5

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the International Monetary Fund (IMF)) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.
(4)	Preliminary figures.

Source: Banco de México.

Public Finance

2016 Budget

Selected estimated budget expenditures are set forth in the table below.

Table No. 11— 2014-2016 Budgetary Expenditures; 2016 Expenditure Budget

	2014 Results(1)	2015 Results(1)	2016 Results(1)	2016 Budget(2)
	(in billions of Pesos)
Health	Ps. 114.3	Ps. 121.1	Ps. 121.8	Ps. 132.2
Education	308.7	323.1	316.9	303.0
Housing and community development	25.8	29.2	26.0	25.6
Government debt servicing	291.8	322.2	370.1	357.4
CFE and Pemex debt servicing	54.1	86.1	102.9	84.4

n.a. =	Not available.
(1)	Preliminary figures.
(2)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2016. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2016 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for 2011-2016. It also sets forth the assumptions and targets underlying Mexico’s 2016 Budget.

Table No. 12—2011-2016 Budgetary Results; 2016 Budget Assumptions and Targets

	2011 Results(1)	2012 Results(1)	2013 Results(1)	2014 Results(1)	2015 Results(1)	2016 Results(1)	2016 Budget(2)
Real GDP growth (%)	4.0%	4.0%	1.4%	2.3%	2.6%	2.4%	3.1%
Increase in the national consumer price index (%)	3.8%	3.6%	4.0%	4.1%	2.1%	3.4%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.13	$101.96	$98.44	$85.48	$43.12	$35.63	$50.00 (3)
Average exchange rate (Ps./$1.00)	12.4	13.2	12.8	13.3	15.9	18.7	16.4
Average rate on 28-day Cetes (%)	4.2%	4.2%	3.8%	3.0%	3.0%	4.2%	4.5%
Public sector balance as % of GDP(4)	(2.4)%	(2.6)%	(2.3)%	(3.2)%	(3.5)%	(2.6)%	n.a.
Primary balance as % of GDP(4)	(0.6)%	(0.6)%	(0.4)%	(1.1)%	(1.2)%	(0.1)%	(0.6)%
Current account deficit as % of GDP	(1.2)%	(1.4)%	(2.5)%	(2.1)%	(3.0)%	(2.7)%	(2.6)%

n.a. =	Not available.
(1)	Preliminary figures.
(2)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2016. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2016 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2016 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2016 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2015 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table illustrates the composition of public sector budgetary revenues for the fiscal years 2015 and 2016 in constant 2008 pesos.

Table No. 13—2015 and 2016 Public Sector Budgetary Revenues

	2015(1)	2016(1)	2016 Budget(2)
	(in billions of constant pesos)(3)
Budgetary revenues	4,267.0	4,840.9	4,154.6
Federal government	3,180.1	3,566.2	3,102.4
Taxes	2,366.5	2,716.2	2,407.7
Income tax	1,222.5	1,420.6	1,244.2
Value-added tax	707.2	791.7	742.0
Excise taxes	354.3	411.4	348.9
Import duties	44.1	50.6	36.3
Export duties	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0
Other	34.6	38.0	36.3
Non-tax revenue	813.6	850.1	694.7
Fees and tolls	58.6	55.5	47.4
Transfers from the Mexican Petroleum Fund for Stabilization and Development	398.8	307.9	485.5
Rents, interest and proceeds of assets sales	0.0	0.0	0.0
Fines and surcharges	350.7	478.9	161.7
Other	5.5	7.8	0.0
Public enterprises and agencies	1,086.9	1,274.7	1,052.2
PEMEX	429.0	481.5	398.4
Others	657.9	793.2	653.8

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2015. Budgetary estimates were converted into constant pesos using the GDP deflator for 2016, estimated as of December 2015.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

2017 Budget

On September 8, 2016, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017 (Federal Revenue Law for 2017, or the 2017 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2017 (Federal Expenditure Budget for 2017, or the 2017 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2017 Revenue Law was approved by the Senate on October 26, 2016, and the 2017 Expenditure Budget was approved by the Chamber of Deputies on November 11, 2016. They were published in the Official Gazette of the Federation on November 15, 2016, and November 30, 2016, respectively. We refer to these two bills together as Mexico’s 2017 budget (the 2017 Budget).

The 2017 Budget provides for a public sector budget surplus excluding investment in projects of high economic and social impact of 0.1% of GDP. The 2017 Budget provides for a public sector budget deficit of 2.4% of GDP, including investment in projects of high economic and social impact, specifically investments by public entities and other Government projects. The 2017 Budget contemplates public sector budgetary revenues totaling Ps. 4,309.5 billion, a 0.4% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2016 budget (the 2016 Budget). The 2017 Budget estimates are based on an estimated volume of oil exports of 775,000 barrels per day. Oil revenues are estimated at Ps. 769.9 billion in nominal pesos, a 15.7% decrease in real terms as compared to the estimated amount for the 2016 Budget. In addition, approved non-oil revenues are Ps. 3,539.6 billion, a 4.8% increase as compared to the estimated amount for the 2016 Budget. Finally, projected non-oil tax revenues also increased by 9.7% in real terms as compared to the amount approved for the 2016 Budget.

The 2017 Expenditure Budget provides for a total of Ps. 3,105.8 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 391.9 billion), a 3.9% decrease in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2016 (Federal Expenditure Budget for 2016). Selected estimated budget expenditures are set forth in the table below.

Table No. 14 – Selected 2011-2016 Budgetary Expenditures; 2017 Expenditure Budget

	2011 Results	2012 Results	2013 Results	2014 Results	2015 Results(1)	2016 Results(1)	2017 Budget(2)
		(in billions of nominal Pesos)
Health	99.0	110.0	116.8	114.3	121.2	121.8	121.8
Education	247.0	277.2	285.2	308.7	323.1	316.9	267.7
Housing and community development	5.3	5.3	21.4	25.8	29.2	26.0	16.0
Government debt servicing	240.5	256.9	270.3	291.8	322.2	370.1	416.3
CFE and Pemex debt servicing	33.4	48.2	44.3	54.1	86.1	102.9	120.4

(1)	Preliminary figures.
(2)	2017 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2017 and in the Economic Program for 2017. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2017 economic results.

Source: Ministry of Finance and Public Credit.

The 2017 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 495 billion in nominal pesos, or 2.4% of GDP. The 2017 Budget also authorizes the Government to incur an additional U.S. $5.8 billion in external indebtedness, which includes financing from international financial organizations.

Public Debt

Internal Public Debt

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 15 – Gross and Net Internal Debt of the Government(1)

	At December 31, 2015		At December 31, 2016(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 4,701.2	92.7%	Ps. 4,915.3	87.5%
Cetes	655.8	12.9	634.7	11.3
Floating Rate Bonds	296.5	5.8	397.9	7.1
Inflation-Linked Bonds	1,196.6	23.6	1,223.5	21.8
Fixed Rate Bonds	2,546.2	50.2	2,652.1	47.2
STRIPS of Udibonos	6.1	0.1	7.2	0.1
Other(3)	372.8	7.3	705.0	12.5

Total Gross Debt	5,074.0	100.0%	5,620.3	100.0%

Net Debt
Financial Assets(4)	(259.9)		(224.0)

Total Net Debt	Ps. 4,814.1		Ps. 5,396.3

Gross Internal Debt/GDP	26.6%		27.8%
Net Internal Debt/GDP	25.2%		26.7%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 153.8 billion at December 31, 2015 and Ps. 147.5 billion at December 31, 2016 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The 2017 Budget authorized the Government to incur up to $5.8 billion in additional net external debt, which includes external borrowings incurred from international financial institutions. The 2016 Budget and 2015 Budget both authorized up to U.S. $6 billion in additional net external debt.

According to preliminary figures, at December 31, 2016, outstanding gross public sector external debt totaled U.S. $181.0 billion, an approximate U.S. $18.8 billion increase from the U.S. $162.2 billion outstanding at December 31, 2015. Of this amount, U.S. $177.9 billion represented long-term debt and U.S. $3.1 billion represented short-term debt. Net external indebtedness also increased by U.S. $16.1 billion during 2016, mainly due to an increase in Federal Government and State Productive Enterprise external debt. Overall, at December 31, 2016, total public debt (gross external debt plus net internal public sector debt) represented approximately 48.2% of nominal GDP, an increase of 5.4 percentage points from December 31, 2015.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Government’s gross external debt, the Government’s net external debt and the Government’s net debt at the dates indicated.

Table No. 16—Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long-and Short- Term Debt
	(in millions of U.S. dollars)
At December 31, 2015	82,493	69,621	6,943	159,057	3,152	162,209
At December 31, 2016(3)	88,083	82,688	7,122	177,893	3,093	180,986

Table No. 17—By Currency

	December 31, 2015			December 31, 2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	131,702	81.2%	U.S.$	144,185	79.7%
Japanese Yen		4,857	3.0		6,410	3.5
Swiss Francs		1,011	0.6		1,331	0.7
Pounds Sterling		2,694	1.7		2,257	1.3
Euro		18,834	11.6		24,409	13.5
Others		3,113	1.9		2,393	1.3

Total	U.S.$	162,209	100.0%	U.S.$	180,986	100.0%

Table No. 18—Net External Debt of the Public Sector

	December 31, 2015		December 31, 2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S. $	161,610	U.S. $	177,693
Gross External Debt/GDP		14.6%		18.5%
Net External Debt/GDP		14.6%		18.2%

Table No. 19—Gross External Debt of the Federal Government

	December 31, 2015			December 31, 2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S. $	66,298	80.3%	U.S. $	67,533	76.6%
Japanese yen		3,672	4.4		4,525	5.1
Swiss francs		—	—		—	—
Pounds sterling		2,177	2.6		1,825	2.1
Euros		10,422	12.6		14,256	16.2
Others		19	0.0		18	0.0

Total	U.S. $	82,588	100.0%	U.S. $	88,157	100.0%

Table No. 20—Net External Debt of the Federal Government

	December 31, 2015	December 31, 2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$82,320	U.S.$86,666
Gross External Debt/GDP	7.4%	9.0%
Net External Debt/GDP	7.4%	8.9%

Table No. 21—Net Debt of the Federal Government

	December 31, 2015	December 31, 2016(3)
External Debt	22.7%	25.0%
Internal Debt	77.3%	75.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2016) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Transactions

Mexico offers additional debt securities from time to time, and in order to manage the composition of its outstanding liabilities, Mexico engages from time to time in a variety of transactions including tender offers, open market purchases and early redemptions.

On November 1, 2016, Mexico issued U.S. €1.2 billion of its 1.375% Global Notes due 2025 and €0.7 billion of its 3.375% Global Notes due 2031. Mexico used a portion of the proceeds from this offering to redeem its outstanding 4.250% Global Notes due 2017.

In 2017, Mexico has repurchased approximately $500 million in aggregate principal amount of outstanding debt securities in open market transactions.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of March     , 2017, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the Notes
Barclays Capital Inc	U.S. $
Deutsche Bank Securities Inc.	U.S. $
J.P. Morgan Securities LLC	U.S. $

Total	U.S. $

Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the public offering price set forth for the notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering price and other selling terms.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

The underwriters are acting as joint dealer managers and Deutsche Bank Securities Inc. is acting as the billing and delivering bank (the “B&D Bank”) for Mexico’s Tender Offer on the terms and subject to the conditions set forth in the Offer to Purchase, dated March     , 2017. Pursuant to the terms of the Offer to Purchase, purchasers of the notes offered hereby who tender outstanding notes in the Tender Offer may benefit from preferential acceptance of their tenders, subject to certain conditions.

It is anticipated that Deutsche Bank Securities Inc., as the B&D Bank for the Tender Offer, will purchase the tendered notes pursuant to the Offer to Purchase on March     , 2017, three business days prior to settlement of the notes. On the settlement date of the notes, the B&D Bank will be entitled to offset a portion of the net proceeds of this offering against the full amount due to the B&D Bank by Mexico for the tendered notes purchased by the B&D Bank for delivery to Mexico, and the B&D Bank will pay the balance of the net proceeds of the notes to Mexico.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, Deutsche Bank Securities Inc. and/or the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant stabilizing underwriter, or any person acting on behalf of the stabilizing underwriter, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated February 8, 2016 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of Barclays Capital Inc., Deutsche Bank Securities Inc. or J.P. Morgan Securities LLC may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the eighth day following the date hereof (such settlement cycle being referred to herein as “T+8”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+8, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $            , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $            .

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The underwriters have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Notice to Prospective Purchasers in Chile

The offering of the notes will begin on March     , 2017 and is subject to General Rule No. 336 of the Chilean Securities Commission (Superintendencia de Valores y Seguros de Chile, or the “SVS”). The notes being offered are not registered in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the SVS and, therefore, the notes are not subject to the supervision of the SVS. As with all unregistered securities, the issuer of the notes is not required to disclose public information about the notes in Chile. The notes may not be publicly offered in Chile unless they are registered in the corresponding securities registry.

La oferta de los valores comienza el      de Marzo del 2017 y está acogida a la NCG 336 de la superintendencia de Valores y Seguros de Chile (la “SVS”). La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la SVS, por lo que los valores no están sujetos a la fiscalización de dicho organismo. Por tratarse de valores no inscritos, no existe obligación por parte del emisor de entregar en Chile información pública respecto de los valores. Estos valores no pueden ser objeto de oferta pública a menos que sean inscritos en el registro de valores correspondiente.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented, warranted and agreed, severally and not jointly, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Republic of France

The notes may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this prospectus supplement and the related prospectus, which have not been submitted to the clearance procedure of the French Autorité des marchés financiers (“AMF”), nor to a competent authority of another Member State of the European Economic Area that would have notified its approval to the AMF in accordance with the passport procedure provided under the EU Prospectus Directive 2003/71/EC as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the notes may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France.

Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) fewer than 150 natural or legal persons (other than qualified investors) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1 and D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the notes purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the debt securities under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or the accuracy or completeness of the information contained in this prospectus or in any prospectus supplement. Mexico has prepared this prospectus and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Singapore

Each underwriter has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the notes shall not be sold within the period of six months from the date of the initial acquisition of the debt securities, except to any of the following persons:

•	an institutional investor (as defined in Section 4A of the SFA);

•	a relevant person (as defined in Section 275(2) of the SFA); or

•	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

¡	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

¡	where no consideration is or will be given for the transfer;

¡	where the transfer is by operation of law;

¡	as specified in Section 276(7) of the SFA; or

¡	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

United Kingdom

Each underwriter has, severally and not jointly, represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, Ciudad de México 11040